UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Mateon Therapeutics, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

57667K109
(CUSIP Number)

Chao Hsiao 526 S. Orange Ave., #B Monterey Park, CA 91755 (909) 274-0810
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 22, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	57667K109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chao Hsiao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,048,605*
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
17,048,605*
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,048,605*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.67%**
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*	Consists of (i) 2,978,076 shares of Common Stock and (ii) 14,070,529 shares of Common Stock underlying 14,070.529 shares of Series A Convertible Preferred Stock.
**	Based on 82,419,937 shares of Common Stock issued and outstanding as of April 22, 2019, plus 14,070,529 shares of Common Stock underlying 14,070.529 shares of Series A Convertible Preferred Stock.

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Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Mateon Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal place of business is at 701 Gateway Boulevard, Suite 210, South San Francisco, CA 94080.

Item 2.	Identity and Background

This Schedule 13D is filed by Chao Hsiao (the “Reporting Person”). The Reporting Person’s business address is 526 S. Orange Ave., #B, Monterey Park, CA 91755.

The Reporting Person is an officer of Autotelic, Inc., an affiliate of Oncotelic, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Oncotelic”).

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the Republic of China (Taiwan).

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Person received the shares of the Issuer’s Common Stock and Series A Convertible Preferred Stock pursuant to the Agreement and Plan of Merger dated April 22, 2019 (the “Merger Agreement”) by and among the Issuer, Oncotelic, and Oncotelic Acquisition Corporation, a Delaware corporation (the “MergerSub”). Under the Merger Agreement, Oncotelic was merged into MergerSub (the “Merger”) and at the closing of the Merger each share of Oncotelic common stock issued and outstanding was converted into the right to receive (i) 3.97335267 shares of the Issuer’s Common Stock and (ii) 0.01877292 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”). Each share of Preferred Stock is convertible into 1,000 shares of Common Stock at the holder’s election.

The Reporting Person owned 749,512 shares of Oncotelic common stock immediately prior to the Merger, which were converted to 2,978,076 shares of the Issuer’s Common Stock and 14,070.529 shares of Preferred Stock.

Item 4.	Purpose of Transaction

The Reporting Person has acquired the Common Stock for investment purposes. The Reporting Person intends to continuously review her investment. Depending on various factors, including the Issuer’s business, prospects and financial condition, market conditions and other factors that the Reporting Person may deem relevant to her investment decision, the Reporting Person may engage from time to time in certain actions, including, without limitation, increasing or decreasing her investment in the Issuer.

Other than as set forth in this Schedule 13D, there are no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Person may, at any time, review or reconsider her position with respect to Issuer and reserves the right to develop such plans or proposals.

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Item 5.	Interest in Securities of the Issuer

(a)-(b) The information contained in the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

(c) Except as reported in this Schedule 13D, the Reporting Person has not effected any transaction in Common Stock during the 60-day period prior to the filing of this Schedule 13D.

(d) To the knowledge of Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock that is the subject of this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger dated April 22, 2019 among Mateon Therapeutics, Inc., a Delaware corporation, Oncotelic, Inc., a Delaware corporation, and Oncotelic Acquisition Corporation, a Delaware corporation (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 22, 2019).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2019

/s/ Chao Hsiao
Signature

Chao Hsiao
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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